EXHIBIT 99.1

Yamana Gold Reports Second Quarter 2022 Results With Standout Production and Low-Cost Performance Driving Strong Cash Flow Generation

TORONTO, July 28, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is herein reporting its financial and operational results for the second quarter of 2022. Production totalled 260,960 gold equivalent ounces ("GEO")(2) at total cost of sales, cash costs(1) and all-in sustaining costs ("AISC")(1) of $1,168, $734 and $1,084 per GEO(2) sold respectively. The standout production results, combined with the low-cost performance, delivered strong cash flow generation, including $187.8 million in cash flows from operating activities and $195.9 million in cash flows from operating activities before net change in working capital. With solid results across its operations, the Company is well positioned to achieve its guidance for the year in both production and AISC(1).

SECOND QUARTER HIGHLIGHTS

Financial Results - Strong Earnings and Cash Flow Generation Strengthening Balance Sheet

  Second quarter net earnings(3) of $72.1 million or $0.07 per share basic and diluted. Adjusted net earnings(1)(3) of $85.8 million or $0.09 per share basic and diluted.
  Cash flows from operating activities of $187.8 million and cash flows from operating activities before net change in working capital of $195.9 million, representing sharp increases from the prior year comparative quarter of 22.3% and 16.7%, respectively.
  Net free cash flow(1) and free cash flow before dividends and debt repayments(1) of $136.6 million and $53.0 million, respectively.
  Cash and cash equivalents totalled $545.1 million(6). The Company has $750.0 million in available credit.

Production Results - Exceptional Performance Across Entire Portfolio

  Production of 260,960 GEO(2) was in line with plan, despite the gold to silver ratio being near an all-time high and significantly above that anticipated in the plan and guidance. Assuming the budget gold equivalent ratio, GEO(2) production would have exceeded plan. Quarterly GEO(2) production increased year-over-year, underpinned by strong gold production and an exceptional performance from Cerro Moro which produced 51,906 GEO(2), an increase of 105% year over year.
  Gold production of 232,542 ounces exceeded plan and the prior year comparative quarter, following standout performances from Jacobina with 49,662 ounces, El Peñón with 46,627 ounces and Cerro Moro with 30,929 ounces.
  Silver production of 2,356,853 ounces was in line with plan, following an exceptional performance from Cerro Moro.

Cost Results - Maintaining Solid Margins Against Inflationary Backdrop

  Second quarter total cost of sales, cash costs(1) and AISC(1) of $1,168, $734, and $1,084 per GEO(2), respectively, were in line with plan and substantially unchanged versus the prior year comparative period. Productivity gains along with stable and, in some cases, better than expected costs, offset inflationary impacts on certain consumables, notably diesel. By the end of the quarter, the costs of several commodity-based consumables appeared to have peaked with prices meaningfully below recent levels. Strong cash flows, free cash flows and increasing cash balances in the following quarters will support the modest planned increases to capital spending.

Capital Allocation and Free Cash Flow

  The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth opportunities, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average.
  Free cash flow is expected to steadily increase quarter-over-quarter, with the strongest free cash flow generation expected in the second half of the year, and in particular during the fourth quarter. The Company expects cash balances to increase steadily throughout the year with the strongest contribution in the latter half of the year, also aided by the fact that higher income tax installments have been paid, as customary, in the first half of the year.

Health, Safety and Sustainable Development

  The Company's Total Recordable Injury Rate ("TRIR") for the first six months of 2022 was 0.81(4). We have modified our TRIR reporting to align with our financial reporting standards which include our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison, the corresponding full-year 2021 result was 1.11(4).
  As of July 5, 2022 more than 98%(5) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine, more than 96%(5) have received two doses and more than 84%(5) have received a third dose booster shot. Approximately 32%(5) of workers have received a fourth dose booster shot.
  The Company continued the implementation of its Climate Action Strategy during the quarter, including advancing analysis of converting approximately 50% of Cerro Moro's electricity requirements from diesel to wind power to meet the greenhouse gas (“GHG”) emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target, reduce operating costs, expand mineral reserves and mine life. Work also continued to progress on other climate action objectives, including advancing the evaluation of other operational projects to reduce GHG emissions and estimation of our Scope 3 emissions.
  Yamana was named as one of Canada’s Best 50 Corporate Citizens by Corporate Knights Magazine for the second consecutive year, based on the assessment of a range of ESG criteria. The Company’s ranking improved one position to 30th overall and the Company remained the top-ranked mining company on the list. The Company is proud of this exceptional recognition, achieved by the dedication and hard work of all employees and business partners.
  On July 26, 2022, the Company's ESG rating, as determined by MSCI, was upgraded to "A", further demonstrating the Company's deep commitment to ESG excellence.

OPERATING RESULTS SUMMARY

	For the three months ended June 30, 2022
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	87,186	—	87,186	$1,205	$724	$915
Jacobina	49,662	—	49,662	$856	$559	$775
Cerro Moro	30,929	1,736,872	51,906	$1,250	$842	$1,181
El Peñón	46,627	619,981	54,068	$1,091	$712	$988
Minera Florida	18,138	—	18,138	$1,718	$1,041	$1,503
Total	232,542	2,356,853	260,960	$1,168	$734	$1,084

	For the three months ended June 30, 2021
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold(7)	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	92,106	—	92,106	$1,147	$632	$911
Jacobina	47,503	—	47,503	$941	$660	$824
Cerro Moro	14,488	736,823	25,313	$1,802	$1,025	$1,499
El Peñón	39,492	891,255	52,607	$1,183	$740	$1,053
Minera Florida	23,813	—	23,813	$1,409	$798	$1,147
Total	217,402	1,628,078	241,341	$1,222	$720	$1,081

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had a strong second quarter, producing 87,186 ounces, which was higher than plan. Canadian Malartic recovery rates have trended higher than comparative periods, as anticipated from the processing of softer Barnat ore. As previously guided, to optimize cash flow, the mine is expected to have lower production and throughput in 2022, relative to 2021.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were $1,205, $724 and $915, respectively, with AISC(1) largely flat versus the prior year comparative period and better than plan.

Jacobina

Jacobina had an exceptional second quarter and delivered record quarterly gold production of 49,662 ounces. The production results exceeded plan and the comparative quarter, driven by higher ore tonnes mined. Underground mine development work is in line with the mine plan at 1,500 metres per month to gain access to new mining panels, and together with the higher ore tonnes mined, provides additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. As previously guided, production for 2022 is expected to increase for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the second quarter of $856, $559 and $775, respectively, were significantly lower than the comparative prior year quarter. Costs benefited from higher production as a result of the aforementioned increased mill throughput, and fixed production costs being distributed over less ounces in the prior year.

Cerro Moro

Cerro Moro had a standout quarter, producing 51,906 GEO(2) comprising 30,929 ounces of gold and 1,736,872 ounces of silver, significantly exceeding plan and production from the comparative period. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore, which accounts for nearly 80% of the stabilized throughput.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the second quarter with Zoe contributions becoming more prevalent. During the second quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tonnes per day (“tpd”). With improvements to mine development and flexibility, and modifications to the mining sequence for the year, the Company anticipates more balanced quarterly production profile over the second half of year, with production reflecting reserve grades. This positions Cerro Moro well to meet guidance for the year.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the second quarter were $1,250, $842, and $1,181, respectively, better than plan and all well below the comparative quarter, as a result of the exceptional production in the quarter.

El Peñón

El Peñón had a strong quarter, with GEO(2) production of 54,068, comprising gold production of 46,627 ounces, and 619,981 ounces of silver. June production of 19,077 GEO(2) benefited from access to the Chiquilla Chica zone which entered into production at the beginning of the month. Optimized mine sequencing, bringing forward zones with a higher gold-to-silver ratio in the first half of the year, has put El Peñón in an excellent position to achieve full-year GEO(2) production guidance. The Company expects higher silver production in the second half of 2022, due to the mining sequence and the mining of the Providencia Sur, Dorada SW and Flat zones, where an increase in higher-grade silver ore is anticipated. The first step to unlock the opportunity to leverage the currently existing processing capacity at the mine and increase production was to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; accessing these new areas has now provided increased mining flexibility. With improved access now in place, and development rates able to support throughput, the Company expects higher production to come in the following quarters predominantly driven by higher grades.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,091, $712, and $988, respectively, were all well below the comparative period, as a result of the previously-disclosed higher development rates, that facilitated access to additional mining areas during the quarter. Mine development is currently occurring at a rate that exceeds 3,000 metres per month.
Minera Florida

Minera Florida reported gold production of 18,138 ounces during the quarter, and remains on target for its annual production guidance range. During the past year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,718, $1,041, and $1,503 respectively. AISC(1) was impacted by several factors during the quarter, including mining sequence which saw extraction from a higher number of mining zones in preparation for the second half of the year, with both linear development and exploration expenses being in line with plan, despite the lower production profile. Costs per GEO(2) are expected to improve throughout the year due to higher grades, and higher silver and zinc by-product credits.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

Wasamac Advancing Bulk Sample Permitting and Optimized Life-of-Mine Plan

During 2021, the Company made a positive development decision on its wholly-owned Wasamac project in the Abitibi-Témiscamingue region of Quebec, Canada. Wasamac solidifies the Company’s long-term growth profile with a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience.

During the second quarter, the Company continued to advance preparations for its board-approved bulk sample program. The initiative would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical variables and optimize the processing flow sheet and mining sequence. Construction of surface facilities to support the ramp development activity and associated environmental requirements would also be advanced.

With a high level of continuity and regular geometry, combined with a relatively simple structural setting and average mineralized widths of 13 metres, Wasamac is well positioned for high-production and low-cost underground mining methods given the project’s low level of geological risk and favourable geological environment. Results since mid-2021 continue to confirm or exceed expected grades and widths within the resource area, suggesting good opportunities to increase reserves within and adjacent to the known mineralized envelope. Similarly, the metallurgical and geomechanical assumptions used in the feasibility study are based on rigorous lab testing from drill hole samples. Bulk sampling and industrial-scale tests will build on these results, enabling development of production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.

Additionally, the bulk sample program will allow the Company to capture opportunities to optimize the processing performance by testing multiple flowsheet options and confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment. The accelerated development of the ramp will also establish drilling platforms to perform both delineation and exploration drilling at Wasamac main zones, Wildcat and potential new zones from underground.

Preparation of the documentation for the bulk sample permits is underway and scheduled for submission in the third quarter of 2022, with the approval process expected to take less than 6 months. Permit approvals are expected in early 2023 and ramp development could begin in spring 2023. While the permit application is in progress, select site works, including construction of an access road, a temporary 25 kV power line and temporary buildings are scheduled to commence in the second half of 2022.

The bulk sample will not require additional costs above what was included in the feasibility study, rather a fraction of the costs will be advanced slightly. A modest capital expenditure of approximately $7 million is planned for the second half of 2022, in preparation for development to commence in the first half of 2023.

Opportunities Providing Upside

During the second quarter, the Company completed an update of the Wasamac strategic life-of-mine (LOM) plan, building on the 2021 feasibility study and incorporating the results of several value-adding studies that were advanced throughout the first half of 2022. The strategic plan demonstrates an improved gold production profile compared to the feasibility study, while continuing to establish Wasamac as a modern, low-cost, responsible underground mine.

Extension of the processing plant site through land acquisition and additional geotechnical drilling have allowed optimization of the underground mine design and processing plant layout. The revised layout avoids environmentally-sensitive areas, improves the plant configuration, and provides additional space for ore stockpiling, while continuing to minimize impacts to the surrounding property holders. Using the revised mine designs, the mining sequence has been optimized to increase feed grades in the first two years, resulting in a faster production ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028.

Furthermore, the ongoing mine design and sequence optimizations could position the Wasamac mine with the option for a future incremental expansion from 7,000 tpd to 9,000 tpd in year 3 of operations, to extend the gold production profile of 250,000 ounces per year until at least 2030. The results of a comminution trade-off study indicate that the higher throughput of 9,000 tpd could be achieved with limited additional mechanical equipment at modest capital expenditures and without increasing the plant footprint.

The strategy to start production at 7,000 tpd, with a later incremental expansion to 9,000 tpd, balances the mining equipment fleet and workforce requirements while minimizing any impact to the ongoing permitting process. As a result, the Company continues to expect to receive the required permits to commence project construction in mid-2024 and the initial capital cost estimate from the feasibility study of $416 million also remains unchanged.

Positive infill and exploration drilling results to date indicate the potential for a strategic mine life of 10 to 15 years at 200,000 to 250,000 ounces of gold per year, compared to the LOM average of 169,000 ounces in the feasibility study. The Wasamac deposit is not only open at depth and along strike but the underexplored secondary zones such as Wildcat are showing promising drilling results. Additional exploration targets on the property, including the adjacent Francoeur, Arntfield, and Lac Fortune properties, provide further upside. For highlights of the ongoing exploration program at Wasamac please see the July 27, 2022 press release ‘Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside at Odyssey and Wasamac’.

As a result of the improved production profile in the updated strategic LOM plan, unit costs are expected to be lower than the feasibility study LOM average AISC(1) of $828 per ounce and, at the feasibility study gold price of US$1,550, the net present value would approximately double, assuming the strategic mine life is extended through 2036 at 9,000 tpd.

Other opportunities that continue to be evaluated but are not yet included in the strategic plan include the processing flow sheet optimization to increase metallurgical recoveries by approximately 3% (for which metallurgical testing is ongoing), optimized configuration of the tailings filter plant and paste backfill plant, and increased levels of electrification, automation and renewable energy usage in the project.

The Odyssey Project Advancing on Schedule and Continues Exploration Success

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership, owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021.

Following significant advancement of the project in 2021, the Odyssey team is focusing on two key milestones:

  Initiation of shaft sinking by the fourth quarter of 2022
  First gold production from Odyssey South in the first quarter of 2023

The project continues to be on budget, and on schedule. Notable developments on progress as follows:

  The concrete pour to construct the 93-metre-tall headframe was completed on schedule in the fourth quarter of 2021, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe is ongoing and progressed during the second quarter. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule.
  The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023. Underground development continues to progress with the opening of additional headings.
  Ventilation is now provided directly through a fresh-air raise to surface and two bays in the maintenance garage are now available. The garage is fully functional and occupied by the maintenance team.
  As an employer of choice in the Abitibi, the Odyssey project continues to successfully build a highly skilled team and development rates are planned to continue increasing throughout the year.
  Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones.
  Concrete, structural steel and architecture has been completed for both the compressor building and the fire-water pumping station. These are expected to be operational in the third quarter.
  The fuel distribution station foundation began in May, with piping installation ongoing and a start-up planned for September.
  The construction of the paste fill plant and 120 KV power distribution line is on schedule to support the Odyssey South stoping sequence.
  In early July, the Company received notice that the Decree amendment was approved, a significant milestone in the permitting process, and all required permits to commence production from Odyssey South are expected by the end of 2022.

With a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at East Amphi, Rand and Camflo also provide potential to add tonnage and production. The Camflo property, which was added to the Partnership in 2021, covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry and diorite hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to initiate an aggressive exploration program in 2023. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Infill Drilling and Exploration

Infill drilling in 2022 continues to demonstrate remarkable grade and width continuity in the East Gouldie mineralized zone, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource, validating the inferred resource estimate. With twelve surface diamond drill rigs active on East Gouldie, as well as four underground drill rigs on Odyssey South, ongoing drilling is expected to convert a significant portion of the 2021 year-end inferred mineral resource to indicated mineral resources for 2022 year-end reporting. As well, drilling is expected to significantly expand the inferred resource envelope. Up to four drill rigs worked during the second quarter on exploration of the eastern extension of the East Gouldie structure from the Rand property, completing 14,600 metres on East Gouldie Extension, 4,600 metres of exploration at East Amphi and 690 metres on the Midway project. During the third quarter, exploration will continue with one drill rig working on exploration testing further targets on the consolidated property.

The new indicated mineral resources will provide the basis for updated technical studies in 2023 that will allow definition of mineral reserves for the Odyssey underground project over the next few years, starting at the end of 2022. For highlights of the ongoing exploration program at Odyssey please see the July 27, 2022 press release ‘Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside at Odyssey and Wasamac’.

Jacobina Expansion Strategy

The Company’s expansion strategy at Jacobina is well advanced and the Company anticipates that the low-cost operation will have a mine life that exceeds several decades, taking reserves and high conviction mineral resources into consideration. Production is expected to materially increase with phased expansions providing a pathway to sustainable production of 350,000 ounces per annum. This will increase the already excellent cash flow generation of the mine and deliver meaningful value. With well-below average costs at Jacobina, cash flows exceed those from mines that produce significantly, and as much as fifty per cent, more ounces. The mine currently has a reserve life of over 15 years plus a pipeline of resources and exploration targets that we believe will further extend mine life. Work performed since 2019 has allowed for the systematic exploration of the Company's large land package in the Jacobina district, which covers 155 kilometres of exploration potential, allowing for the definition of a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and also extending the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres. Further areas have been identified during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

The Phase 2 expansion at Jacobina continued to successfully ramp-up during the quarter, with the mine achieving a sustained throughput rate of over 8,400 tpd in June. Yamana expects the throughput objective of 8,500 tpd to be achieved in July, establishing Jacobina’s sustainable production profile at 230,000 ounces of gold per year.

With the Phase 2 expansion completed ahead of schedule, the Company is now pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added, as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

Cerro Moro Scalable Plant and Heap Leaching Upside Opportunities

Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserve and mineral resource statements, many of which are wider than the veins currently being mined. Drilling of these lower-grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high-grade, low-tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower-grade mineralization, including:

  a scalable plant, where the front end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of a modest capital requirement to achieve this objective, heap leaching of near-surface, lower-grade material to supplement other production.

Year to date, the Company has advanced the plant expansion study. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower-grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed costs per unit at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion, the addition of a high-pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The Company is undertaking additional test work to confirm the optimal flow sheet option and will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

In parallel, a technical study on the potential heap leach project was conducted, and while the results obtained in the second quarter of 2022 were positive, the Company has elected to prioritize the plant expansion project, as it provides a more immediate high-return growth prospect, similar to the phased expansion successfully deployed at Jacobina. As previously disclosed, a four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicated good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. Conceptual engineering was conducted for a 5,000 tpd heap leach operation and the configuration was envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single-use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant would be conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade would be estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources. Current exploration budgets are designed to allow for the replacement of not only mining depletion but the annual addition of inferred mineral resources for a constant pipeline of high-quality mineral resources for an ongoing annual conversion to mineral reserves.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost, diesel-generated electricity to wind power is the most attractive and compelling of several viable GHG reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the GHG emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

The objective at Cerro Moro is to create a sustainable ten-year production runway of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company were to develop both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year.

MARA Project Advances

The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance engagement with local communities and stakeholders, and progress the feasibility study and the permitting process. The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates, and is being overseen by the Technical Committee comprised of members of the three joint venture companies. The engineering effort for the feasibility study is expected to be substantially completed by the end of 2022 and the finalized report in the first half of 2023.

MARA is the combined project comprised of the Agua Rica site, Alumbrera site, as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low-cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent(8) and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital-intensity copper projects globally.

Work during the second quarter of 2022 focused on continuing the progress made during 2021: advancing the feasibility study engineering, mine design and planning, metallurgical test-work and geotechnical drilling campaigns, other fieldwork at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The work continues, with the drilling campaign and other fieldwork now covering the Agua Rica mine infrastructure and is expected to be completed by the end of fourth quarter of 2022.

The Company is also planning to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

The metallurgical test program is now concluding and the results are well aligned with previous results and expectations, with indicative improvements to concentrate grades and mass pull. Pilot plant investigations have also been completed and have generated samples of final concentrate and process plant tailings for third party testing and equipment sizing by the various major equipment vendors.

The MARA project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest.

EXPLORATION

During the second quarter, exploration drilling and other field activities were carried out as planned, with only minor COVID-related impacts to activities, most notably analytical laboratory delays, which are expected to improve in the coming months as COVID-related backlogs are expected to decrease.

The Company is continuing to advance its regional exploration projects, with particular focus being placed on Jacobina and Lavra Velha, which currently represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in the second quarter in Brazil at Lavra Velha and Jacobina Norte, as well as at Ivolândia and Borborema. Field activities also advanced at the Company’s Colider and Arenopolis projects, with collection of soil and rock samples and geological mapping at several targets.

Exploration in Chile in the second quarter included surface evaluation and target development on several early-stage Yamana projects in several mineral belts, evaluation of select third-party opportunities, and ongoing regional targeting efforts in a number of districts. Surface samples collected during the quarter across all projects in Chile totaled 744 rock and 130 soil samples. Ninety-six days of geological mapping and field activities related to property reviews were completed. Two new areas have been covered by exploration concessions based on the generative work.

In Argentina, field work in the second quarter continued at the Companies Las Flechas property, including collection of 426 soil and 39 rock samples, geological mapping and alteration studies of key areas associated with breccia-related high-sulphidation epithermal gold and porphyry copper-gold targets. Soil and rock anomalies have defined excellent targets in preparation for drilling planned for the first quarter 2023. Additional exploration work conducted in Argentina during the second quarter included surface evaluation and target development on several early-stage Yamana projects, regional targeting programs in select mineral belts and mining-friendly jurisdictions, and evaluation of third party properties.

At Monument Bay, Manitoba, results from the recently-completed deep drilling program are being evaluated with planning for the next steps for the project ongoing. Exploration drilling continued at the recently-acquired, advanced Wasamac property, in the Abitibi-Témiscamingue region, Quebec, where ongoing infill drilling continues to improve confidence and demonstrate the wide, consistent nature of mineralization at the Wasa deposit, and ongoing exploration drilling continues to intercept important zones of mineralization outside of known resources. Drilling and other field activities on the Francoeur property are planned to begin in the third quarter. The 2022 planned field program was initiated on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option. Data compilation work was started on Yamana’s Quito property, Nevada.

BUSINESS COMBINATION WITH GOLD FIELDS

On May 31, 2022, Gold Fields and Yamana announced that they had entered into a definitive arrangement agreement (the “Arrangement Agreement”), under which Gold Fields will acquire all of the outstanding common shares of Yamana (“Yamana Shares”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Under the terms of the Transaction, among other things, all of the outstanding Yamana Shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share, a “Gold Fields ADS”) for each Yamana Share.

The Transaction implies a valuation for Yamana of US$6.7 billion and represents a premium of 33.8% to the 10-day Volume-Weighted Average Price (“VWAP”) of Yamana’s Shares of US$ 5.201 on Friday, May 27, 2022, being the last trading day on the NYSE prior to the date of the announcement, based on the 10-day VWAP of Gold Fields ADSs of US$ 11.592. Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and 39% of the combined company, respectively.

For further information, please refer to the May 31, 2022 press release “Gold Fields to acquire Yamana Gold - a combination for long-term value creation focused on quality growth, financial discipline and shareholder returns" and the full text of the Arrangement Agreement, both available under Yamana’s profile on SEDAR at www.sedar.com. Further details will be provided upon the filing of the Management Information Circular related to Yamana’s proposed shareholder meeting to seek approval for the Transaction, which is expected to be filed during the third quarter, with the Transaction expected to close in the fourth quarter.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial and operating statistics for the second quarter 2022 are outlined in the following tables.

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended June 30
	2022	2021
Revenue	$485.6	$437.4
Cost of sales excluding depletion, depreciation and amortization(7)	(192.7)	(186.5)
Depletion, depreciation and amortization	(110.8)	(108.6)
Total cost of sales(7)	(303.5)	(295.1)
Mine operating earnings	182.1	142.3
General and administrative expenses	(23.4)	(17.0)
Exploration and evaluation expenses	(11.5)	(7.8)
Net earnings (loss) attributable to Yamana equity holders	72.1	(43.9)
Net earnings (loss)(3) per share - basic and diluted(i)	0.07	(0.05)
Cash flow from operating activities	187.8	153.5
Cash flow from operating activities before changes in non-cash working capital(ii)	195.9	167.8
Revenue per ounce of gold	$1,869	$1,817
Revenue per ounce of silver	$22.25	$25.96
Average realized gold price per ounce(1)	$1,869	$1,817
Average realized silver price per ounce(1)	$22.25	$26.05

(i) For the three months ended June 30, 2022, the weighted average number of shares outstanding was 961,060 thousand (basic) and 962,403 thousand (diluted).
(ii) Net change in working capital movement was a cash outflow of $8.1 million for the three months ended June 30, 2022.

Reconciliation of Net Earnings (Loss)(3) to Adjusted Net Earnings(1)(3)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended June 30
	2022	2021
Net earnings (loss)(3)	$72.1	$(43.9)

Adjustments(3)
Non-cash net foreign exchange (gains) losses	$(12.0)	$11.4
Share-based payments/mark-to-market of deferred share units	3.4	1.2
Mark-to-market losses (gains) on derivative contracts, investments and other assets and liabilities	0.4	(0.3)
Gain on discontinuation of the equity method of accounting	—	(9.2)
Standby and other incremental COVID-19 costs	1.8	12.7
Other provisions, write-downs and adjustments	5.8	5.3
Non-cash tax on unrealized foreign exchange (gains) losses	16.8	(13.4)
Income tax effect of adjustments	(1.2)	(1.5)
One-time tax adjustments	(1.3)	110.7
Total adjustments(3)	$13.7	$116.9

Adjusted net earnings(1)(3)	$85.8	$73.0

Net earnings (loss) (3) per share	$0.07	$(0.05)
Total adjustments(3) per share	$0.01	$0.12
Adjusted net earnings (1)(3) per share	$0.09	$0.08

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2022, and the Company's Management's Discussion & Analysis for the year ended December 31, 2021, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Second Quarter 2022 Conference Call

The Company will host a conference call and webcast on Friday, July 29, 2022, at 9:00 a.m. EDT.

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	1817985#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6565448#

The conference call replay will be available from 12:00 p.m. EDT on July 29, 2022, until 11:59 p.m. EDT on August 29, 2022.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 82.93 for the three months ended June 30, 2022, and 68.01 for the three months ended June 30, 2021. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance and forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

(4)	Calculated on a 200,000 exposure hour basis, including employees and contractors.

(5)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

(6)	Cash balances include $213.8 million available for utilization by the MARA Project.

(7)	In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $12.7 million and $20.9 million of COVID-19-related costs incurred in the three and six months ended June 30, 2021, respectively, reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

(8)	Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt, updates regarding mineral reserves and mineral resources and information with respect to the Transaction with Gold Fields. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, , permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, risks associated with Gold Fields’ and Yamana’s ability to obtain the requisite shareholder approval of the Transaction; risks associated with not the timing for completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; risks relating to Gold Fields’ and Yamana’s business and future performance including, without limitation, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes, the inherent risks and uncertainty associated with financial or other projections; the risk that the Combined Group is unsuccessful in promptly and effectively integrating the business of Gold Fields and Yamana, the risk of ; unanticipated difficulties or expenditures relating to the Transaction, the risk of unexpected responses of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction, and the diversion of management time on Transaction-and related issues, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Net Earnings and Adjusted Net Earnings per Share

The Company believes that these financial performance measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

  Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended June 30, 2022			For the three months ended June 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(7)	$192.7	$192.7	$—	$186.5	$186.5	$—
DDA	110.8	110.8	—	108.6	108.6	—
Total cost of sales(7)	$303.5	$303.5	$—	$295.1	$295.1	$—
DDA	(110.8)	(110.8)	—	(108.6)	(108.6)	—
Standby and other incremental COVID-19 costs(7)	(1.8)	(1.8)	—	(12.7)	(12.7)	—
Total cash costs	$190.9	$190.9	$—	$173.8	$173.8	$—
AISC adjustments:
General and administrative expenses	23.4	23.4	—	17.0	17.0	—
Community costs in other operating expenses	2.2	2.2	—	1.1	1.1	—
Reclamation & remediation - accretion & amortization	8.6	6.2	2.4	9.0	7.1	1.8
Exploration capital expenditures	19.2	9.2	10.0	17.2	9.6	7.6
Exploration and evaluation expenses	11.5	0.9	10.6	7.8	0.7	7.2
Sustaining capital expenditures	42.1	42.1	—	46.1	46.1	—
Leases (IFRS 16 Adjustment)	7.0	7.0	—	5.7	5.7	—
Total AISC		$281.9			$261.0
GEO sold(2)		259,989			241,481

Cost of sales excluding DDA per GEO sold(7)		$741			$772
DDA per GEO sold		$426			$450
Total cost of sales per GEO sold(7)		$1,168			$1,222
Cash costs per GEO sold		$734			$720
AISC per GEO sold		$1,084			$1,081

Cash Cost & AISC Reconciliation - Total	For the six months ended June 30, 2022			For the six months ended June 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(7)	$371.9	$371.9	$—	$358.6	$358.6	$—
DDA	219.6	219.6	—	209.1	209.1	—
Total cost of sales(7)	$591.5	$591.5	$—	$567.7	$567.7	$—
DDA	(219.6)	(219.6)	—	(209.1)	(209.1)	—
Standby and other incremental COVID-19 costs(7)	(6.5)	(6.5)	—	(20.9)	(20.9)	—
Total cash costs	$365.4	$365.4	$0.0	$337.7	$337.7	$0.0
AISC adjustments:
General and administrative expenses	46.5	46.5	—	35.3	35.3	—
Community costs in other operating expenses	3.9	3.9	—	2.3	2.3	—
Reclamation & remediation - accretion & amortization	16.7	12.8	3.9	17.1	13.4	3.7
Exploration capital expenditures	35.1	16.9	18.2	33.2	17.7	15.5
Exploration and evaluation expenses	16.6	1.7	14.9	13.9	1.3	12.6
Sustaining capital expenditures	78.2	78.2	—	88.3	88.3	—
Leases (IFRS 16 Adjustment)	14.0	14.0	—	10.4	10.4	—
Total AISC		$539.4			$506.4
GEO sold(2)		497,599			476,215
Cost of sales excluding DDA per GEO sold(7)		$747			$753
DDA per GEO sold		$441			$439
Total cost of sales per GEO sold(7)		$1,189			$1,192
Cash costs per GEO sold		$734			$709
AISC per GEO sold		$1,084			$1,064

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended June 30, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non- Sustaining
Cost of sales excluding DDA	$192.7	$64.9	$27.5	$41.8	$40.1	$18.4	$—
DDA	110.8	41.9	14.6	19.8	20.1	11.9	2.5
Total cost of sales	$303.5	$106.8	$42.1	$61.6	$60.2	$30.3	$2.5
DDA	(110.8)	(41.9)	(14.6)	(19.8)	(20.1)	(11.9)	(2.5)
Standby and other incremental COVID-19 costs(7)	(1.8)	(0.7)	—	(0.3)	(0.8)	—	—
Total cash costs	$190.9	$64.2	$27.5	$41.5	$39.3	$18.4	$—
AISC adjustments:
General and administrative expenses	23.4	1.0	0.2	0.2	0.3	0.3	21.4
Community costs in other operating expenses	2.2	0.1	—	1.9	—	—	0.2
Reclamation & remediation - accretion & amortization	8.6	3.2	0.6	0.5	0.5	1.2	2.6
Exploration capital expenditures	19.2	—	2.3	1.6	3.7	1.5	10.1
Exploration and evaluation expenses	11.5	0.1	—	—	—	—	11.4
Sustaining capital expenditures	42.1	12.3	4.7	11.1	9.4	4.4	0.2
Leases (IFRS 16 Adjustment)	7.0	0.2	2.8	1.3	1.3	0.8	0.6
Total AISC		$81.1	$38.1	$58.1	$54.5	$26.6
GEO sold(2)		88,600	49,238	49,285	55,193	17,672
Cost of sales excluding DDA per GEO sold		$732	$559	$848	$727	$1,043
DDA per GEO sold		$473	$297	$401	$365	$675
Total cost of sales per GEO sold		$1,205	$856	$1,250	$1,091	$1,718
Cash costs per GEO sold		$724	$559	$842	$712	$1,041
AISC per GEO sold		$915	$775	$1,181	$988	$1,503

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended June 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non- Sustaining
Cost of sales excluding DDA(7)	$186.5	$60.5	$32.0	$36.6	$38.4	$19.0	$—
DDA	108.6	47.8	12.9	12.8	20.9	11.8	2.4
Total cost of sales(7)	$295.1	$108.2	$44.9	$49.4	$59.3	$30.8	$2.4
DDA	(108.6)	(47.8)	(12.9)	(12.8)	(20.9)	(11.8)	(2.4)
Standby and other incremental COVID-19 costs(7)	(12.7)	(0.8)	(0.5)	(8.5)	(1.3)	(1.6)	—
Total cash costs	$173.8	$59.6	$31.5	$28.1	$37.1	$17.5	$—
AISC adjustments:
General and administrative expenses	17.0	0.9	0.2	0.2	0.2	0.3	15.2
Community costs in other operating expenses	1.1	0.1	0.1	0.7	—	—	0.2
Reclamation & remediation - accretion & amortization	9.0	4.3	0.4	0.5	0.6	1.2	2.0
Exploration capital expenditures	17.2	—	2.1	1.8	4.8	1.0	7.5
Exploration and evaluation expenses	7.8	0.1	—	—	—	—	7.8
Sustaining capital expenditures	46.1	20.8	3.3	8.4	9.1	4.2	0.3
Leases (IFRS 16 Adjustment)	5.7	0.2	1.6	1.4	1.0	1.0	0.5
Total AISC		$85.9	$39.3	$41.1	$52.8	$25.1
GEO sold(2)		94,335	47,696	27,443	50,136	21,871
Cost of sales excluding DDA per GEO sold(7)		$641	$670	$1,335	$766	$869
DDA per GEO sold		$507	$271	$467	$417	$540
Total cost of sales per GEO sold(7)		$1,147	$941	$1,802	$1,183	$1,409
Cash costs per GEO sold		$632	$660	$1,025	$740	$798
AISC per GEO sold		$911	$824	$1,499	$1,053	$1,147

Cash Cost & AISC Reconciliation - Operating Segments	For the six months ended June 30, 2022
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non- Sustaining
Cost of sales excluding DDA	$371.9	$126.6	$53.5	$82.6	$77.5	$31.7	$—
DDA	219.6	83.8	28.7	40.4	38.9	22.9	4.9
Total cost of sales	$591.5	$210.4	$82.2	$123.0	$116.4	$54.6	$4.9
DDA	(219.6)	(83.8)	(28.7)	(40.4)	(38.9)	(22.9)	(4.9)
Standby and other incremental COVID-19 costs(7)	(6.5)	(1.2)	(1.3)	(1.4)	(2.4)	(0.2)	—
Total cash costs	$365.4	$125.4	$52.2	$81.2	$75.1	$31.5	$—
AISC adjustments:
General and administrative expenses	46.5	1.9	0.4	0.2	0.3	0.3	43.4
Community costs in other operating expenses	3.9	0.4	0.1	3.4	—	—	—
Reclamation & remediation - accretion & amortization	16.7	7.1	1.3	0.8	1.1	2.2	4.2
Exploration capital expenditures	35.1	—	4.4	3.1	6.3	3.1	18.2
Exploration and evaluation expenses	16.6	0.2	—	—	—	—	16.4
Sustaining capital expenditures	78.2	21.5	9.2	20.0	19.6	7.4	0.5
Leases (IFRS 16 Adjustment)	14.0	0.3	5.4	2.7	2.7	1.7	1.2
Total AISC		$156.8	$73.0	$111.4	$105.1	$46.2
GEO sold(2)		166,914	95,928	96,653	105,852	32,252
Cost of sales excluding DDA per GEO sold		$759	$558	$855	$732	$982
DDA per GEO sold		$502	$299	$417	$368	$711
Total cost of sales per GEO sold		$1,260	$858	$1,272	$1,099	$1,693
Cash costs per GEO sold		$751	$545	$840	$709	$974
AISC per GEO sold		$939	$761	$1,152	$992	$1,430

Cash Cost & AISC Reconciliation - Operating Segments	For the six months ended June 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non- Sustaining
Cost of sales excluding DDA(7)	$358.6	$113.5	$59.9	$68.8	$75.9	$40.5	$—
DDA	209.1	89.6	24.5	26.1	40.9	23.2	4.8
Total cost of sales(7)	$567.7	$203.1	$84.4	$94.9	$116.8	$63.7	$4.8
DDA	(209.1)	(89.6)	(24.5)	(26.1)	(40.9)	(23.2)	(4.8)
Standby and other incremental COVID-19 costs(7)	(20.9)	(1.4)	(0.8)	(13.3)	(2.7)	(2.7)	—
Total cash costs	$337.7	$112.1	$59.1	$55.5	$73.2	$37.8	$—
AISC adjustments:
General and administrative expenses	35.3	1.7	0.3	0.2	0.2	0.3	32.6
Community costs in other operating expenses	2.3	0.2	0.2	1.7	—	—	0.2
Reclamation & remediation - accretion & amortization	17.1	7.9	0.8	1.1	1.1	2.4	3.8
Exploration capital expenditures	33.2	—	3.4	3.6	8.6	2.1	15.5
Exploration and evaluation expenses	13.9	0.1	0.1	—	—	—	13.7
Sustaining capital expenditures	88.3	40.3	6.0	15.2	18.2	8.1	0.5
Leases (IFRS 16 Adjustment)	10.4	0.4	2.6	2.7	2.1	1.7	0.9
Total AISC		$162.7	$72.4	$80.0	$103.5	$52.4
GEO sold(2)		182,528	90,655	62,319	96,144	44,569
Cost of sales excluding DDA per GEO sold(7)		$622	$660	$1,104	$790	$909
DDA per GEO sold		$491	$270	$419	$426	$520
Total cost of sales per GEO sold(7)		$1,113	$930	$1,523	$1,215	$1,429
Cash costs per GEO sold		$614	$652	$890	$762	$849
AISC per GEO sold		$892	$798	$1,283	$1,077	$1,175

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

	Three months ended June 30
(In millions of United States Dollars)	2022	2021
Cash flows from operating activities	$187.8	$153.5
Adjustments to operating cash flows:
Amortization of deferred revenue	4.3	4.5
Standby and other incremental COVID-19 costs(7)	1.8	12.7

Non-discretionary items related to the current period
Sustaining capital expenditures	(42.1)	(46.1)
Interest paid	(8.4)	(21.8)
Payment of lease liabilities	(5.6)	(4.3)
Cash used in other financing activities	(1.2)	(2.2)
Net free cash flow	$136.6	$96.3
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	(79.8)	(47.3)
Cash (used in) from other investing activities	(2.0)	2.0
Effect of foreign exchange of non-USD denominated cash	(1.8)	0.3
Free cash flow before dividends and debt repayments	$53.0	$51.3

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below.

Reconciliation of average realized metal prices to revenue

For the three months ended June 30,	2022				2021
	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	232,418	oz	$1,869	$434.5	216,039	oz	$1,817	$392.5
Silver	2,296,791	oz	$22.25	51.1	1,731,620	oz	$25.96	44.9
Revenue				$485.6				$437.4

For the three months ended June 30,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	232,418	oz	$1,869	$434.5	216,039	oz	$1,817	$392.5

Silver	1,996,791	oz	$22.34	44.6	1,431,620	oz	$26.73	38.3
Silver subject to metal sales agreement*	300,000	oz	$21.60	6.5	300,000	oz	$22.77	6.8
	2,296,791	oz	$22.25		1,731,620	oz	$26.05
Gross revenue				$485.6				$437.6
(Deduct) add:
Other adjustments				—				(0.2)
Revenue				$485.6				$437.4

For the six months ended June 30,	2022				2021
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	439,746	oz	$1,873	$823.8	419,579	oz	$1,805	$757.5
Silver	4,663,342	oz	$22.23	103.7	3,861,806	oz	$26.43	102.0
Revenue				$927.5				$859.5

For the six months ended June 30,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	439,746	oz	$1,873	$823.8	419,579	oz	$1,805	$757.5

Silver	3,985,254	oz	$23.27	92.8	3,226,107	oz	$26.46	85.4
Silver subject to metal sales agreement*	678,088	oz	$21.25	14.4	635,699	oz	$22.72	14.4
	4,663,342	oz	$22.98		3,861,806	oz	$25.84
Gross revenue				$931.0				$857.3
(Deduct) add:
Deferred revenue adjustment**				(3.5)				2.4
Other adjustments				0.0				(0.2)
Revenue				$927.5				$859.5

*Balance represents metal sold under the metal sales agreement.
**Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2022 and 2021, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

ADJUSTED NET EARNINGS OR LOSS AND ADJUSTED NET EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Net Earnings or Loss” and the non-GAAP ratio “Adjusted Net Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures and ratios are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Net Earnings or Loss” and “Adjusted Net Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Net Earnings to Adjusted Net Earnings is included earlier in this news release.

(All amounts are expressed in United States Dollars unless otherwise indicated.)